FSD Pharma Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (the “Company”)

520 William Street, Cobourg, ON K9A 3A5

Item 2: Date of Material Change

August 30, 2019.

Item 3: News Release

A news release was issued and disseminated on August 30, 2019 and filed on SEDAR at www.sedar.com, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company is pleased to announce that it has launched a private placement of up to US$5 million of its class B subordinate voting shares ("Shares") at a price of C$0.10 per Share without any warrant coverage (the "Private Placement"). The Company expects to close the Private Placement by September 30, 2019. To date, C $1,314,000 million of proceeds have been committed and received. The CEO has personally invested US$500,000 and the FSD Pharma leadership team, representing founders, directors and members of the senior management team have collectively invested more than C$500,000.

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed, President and Co-Founder

Telephone: (416) 854-8884

Email: zeeshan@fsdpharma.com

Item 9: Date of Report

This report is dated as of the 9th day of September, 2019.

SCHEDULE “A”

Please see attached.

FSD Pharma Announces Private Placement

Also Reports Q2 2019 Financial Results

TORONTO, Aug. 30, 2019 /CNW/ - FSD Pharma Inc. (CSE: HUGE) (OTCQB: FSDDF) (FRA: 0K9) ("FSD" or the "Company") is pleased to announce that the Company has launched a private placement of up to US$5 million of its class B subordinate voting shares ("Shares") at a price of C$0.10 per Share without any warrant coverage (the "Private Placement"). The Company expects to close the Private Placement by September 30, 2019. To date, C$1,314,000 million of proceeds have been committed and received. The CEO has personally invested US$500,000 and the FSD Pharma leadership team, representing founders, directors and members of the senior management team have collectively invested more than C$500,000.

The net proceeds from the Private Placement will be used for the expansion of the Company's biosciences division, including the research and development of PP-101 (micro-palmitoylethanolamide (micro-PEA) plus pregabalin) – the Company's preclinical drug candidate for the treatment of symptoms related to fibromyalgia – and for general corporate purposes, including working capital, potential investments and acquisitions.

"With the filing of the Q2 2019 financials, FSD Pharma has announced two important recent developments. Since securing our sales license from Health Canada towards the end of June 2019, our medicinal cannabis licensed grow operation in Cobourg has begun to generate revenues, which is a healthy sign," said Raza Bokhari, MD, Executive Co-Chairman & CEO." In addition, the Private Placement to raise US$5 million from institutional investors, high net worth individuals and family offices in the United States, Canada and the rest of the world, will not only help us strengthen our balance sheet that carries no long term debt, but will also contribute immensely to our strategic goal to list on a major U.S. exchange," continued Dr. Bokhari.

The Private Placement is subject to the approval of the Canadian Securities Exchange and other customary conditions. The Shares issued to purchasers in Canada will be subject to a four-month hold period, in accordance with applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in the United States. The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Company also reported its financial results for the three and six months ended June 30, 2019. These filings are available for review on the Company's SEDAR profile at www.sedar.com.

About FSD Pharma

FSD Pharma is focused on the research and development of novel cannabinoid-based treatments for several central nervous system disorders including chronic pain, fibromyalgia and irritable bowel syndrome, and on the development of the highest quality indoor grown, pharmaceutical-grade cannabis. The Company is licensed to cultivate cannabis in approximately 25,000 square feet.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under the Cannabis Act and Regulations, having received its cultivation license on October 13, 2017 and its full Sale for Medical Purposes license on June 21, 2019. FV Pharma intends to cover all aspects of the cannabis industry, including cultivation, legal, processing, manufacturing, extracts and research and development.

Forward-Looking Information

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release, including statements relating to the Private Placement and the expected size and closing thereof, constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on FSD Pharma's current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. Actual results and developments may differ materially from those contemplated by these. The forward-looking information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward looking-information. The foregoing statements expressly qualify any forward-looking information contained herein.

Zeeshan Saeed, President and Founder, FSD Pharma Inc., zeeshan@fsdpharma.com, (416) 854- 8884; Investor Relations, IR@fsdpharma.com, www.fsdpharma.com; Or LHA Investor Relations, Miriam Weber Miller, MMiller@lhai.com, (212) 838-3777